UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED (Registrant)

Date: 25th July, 2017	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 24th July, 2017 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of Board Meeting held on 24th July, 2017.

Exhibit I

24th July, 2017

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Financial Results (Unaudited) for the Quarter ended 30th June, 2017

We attach herewith a file containing the Financial Results (unaudited) for the quarter ended 30th June, 2017 and segment-wise reporting. The results are duly approved by the Board at its meeting held today. The Press Release in this regard are also enclosed.

The aforesaid quarterly financial results (unaudited) have been submitted to the stock exchanges in India as per the listing requirements of those Stock Exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl. : a/a.

HDFC BANK LIMITED

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2017

(₹ in lacs)

	Particulars	Quarter ended 30.06.2017	Quarter ended 31.03.2017	Quarter ended 30.06.2016	Year ended 31.03.2017
		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	1866872	1811440	1651602	6930596
	a) Interest / discount on advances / bills	1448606	1350745	1247081	5205526
	b) Income on Investments	389297	426769	380924	1594434
	c) Interest on balances with Reserve Bank of India and other inter bank funds	10820	16526	4021	53202
	d) Others	18149	17400	19576	77434
2	Other Income	351666	344626	280661	1229649
3	Total Income (1)+(2)	2218538	2156066	1932263	8160245
4	Interest Expended	929798	905930	873458	3616674
5	Operating Expenses (i)+(ii)	536746	522196	476886	1970332
	i) Employees cost	165751	155265	158517	648366
	ii) Other operating expenses	370995	366931	318369	1321966
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	1466544	1428126	1350344	5587006
7	Operating Profit before Provisions and Contingencies (3)-(6)	751994	727940	581919	2573239
8	Provisions (other than tax) and Contingencies	155876	126180	86673	359330
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	596118	601760	495246	2213909
11	Tax Expense	206734	202751	171355	758943
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	389384	399009	323891	1454966
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	389384	399009	323891	1454966
15	Paid up equity share capital (Face Value of ₹ 2/— each)	51478	51251	50701	51251
16	Reserves excluding revaluation reserves				8894987
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.6%	14.6%	15.5%	14.6%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense)—not annualized	15.2	15.6	12.8	57.2
	(b) Diluted EPS before & after extraordinary items (net of tax expense)—not annualized	15.0	15.4	12.6	56.4
	(iv) NPA Ratios
	(a) Gross NPAs	724293	588566	492089	588566
	(b) Net NPAs	252821	184399	149339	184399
	(c) % of Gross NPAs to Gross Advances	1.24%	1.05%	1.04%	1.05%
	(d) % of Net NPAs to Net Advances	0.44%	0.33%	0.32%	0.33%
	(v) Return on assets (average)—not annualized	0.46%	0.48%	0.45%	1.88%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

(₹ in lacs)

Particulars		Quarter ended 30.06.2017	Quarter ended 31.03.2017	Quarter ended 30.06.2016	Year ended 31.03.2017
		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	530618	591301	502324	2158179
b)	Retail Banking	1759229	1683063	1585264	6614750
c)	Wholesale Banking	880693	797989	761527	3133224
d)	Other Banking Operations	255117	263975	194967	904669
e)	Unallocated	—	—	—	—
	Total	3425657	3336328	3044082	12810822
	Less: Inter Segment Revenue	1207119	1180262	1111819	4650577

	Income from Operations	2218538	2156066	1932263	8160245

2	Segment Results
a)	Treasury	30770	29483	49173	130838
b)	Retail Banking	212238	222172	189469	843216
c)	Wholesale Banking	297159	272606	232716	1047377
d)	Other Banking Operations	98107	109334	58521	336533
e)	Unallocated	(42156)	(31835)	(34633)	(144055)

	Total Profit Before Tax	596118	601760	495246	2213909

3	Segment Assets
a)	Treasury	26693645	26453614	24319155	26453614
b)	Retail Banking	31457133	29582892	26255629	29582892
c)	Wholesale Banking	27861737	27096909	22318870	27096909
d)	Other Banking Operations	3041526	2720588	2204164	2720588
e)	Unallocated	511265	530018	465278	530018

	Total	89565306	86384021	75563096	86384021

4	Segment Liabilities
a)	Treasury	7242832	7385749	6102078	7385749
b)	Retail Banking	53718130	52579290	46701569	52579290
c)	Wholesale Banking	16058698	15612990	12807800	15612990
d)	Other Banking Operations	360425	314274	264259	314274
e)	Unallocated	2759448	1545480	2050833	1545480

	Total	80139533	77437783	67926539	77437783

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	19450813	19067865	18217077	19067865
b)	Retail Banking	(22260997)	(22996398)	(20445940)	(22996398)
c)	Wholesale Banking	11803039	11483919	9511070	11483919
d)	Other Banking Operations	2681101	2406314	1939905	2406314
e)	Unallocated	(2248183)	(1015462)	(1585555)	(1015462)

	Total	9425773	8946238	7636557	8946238

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as at June 30, 2017 is given below.

			(₹ in lacs)
Particulars	As at 30.06.2017	As at 30.06.2016	As at 31.03.2017
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	51478	50701	51251
Reserves and Surplus	9374295	7585856	8894987
Deposits	67137605	57375453	64363966
Borrowings	8601170	6943093	7402887
Other Liabilities and Provisions	4400758	3607993	5670930

Total	89565306	75563096	86384021

ASSETS
Cash and Balances with Reserve Bank of India	3620417	3152531	3789687
Balances with Banks and Money at Call and Short notice	2076642	1188191	1105523
Investments	21610827	20374997	21446334
Advances	58097580	47062247	55456820
Fixed Assets	359321	347688	362675
Other Assets	3800519	3437442	4222982

Total	89565306	75563096	86384021

2	The above results have been approved by the Board of Directors at its meeting held on July 24, 2017. The results for the quarter ended June 30, 2017 have been subjected to a "Limited Review" by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
3	The Bank has followed the same significant accounting policies in the preparation of these financial results as those followed in the annual financial statements for the year ended March 31, 2017.
4	The figures for the quarter ended March 31, 2017 are the balancing figures between audited figures in respect of the financial year 2016-17 and the published year to date figures upto December 31, 2016.
5	During the quarter ended June 30, 2017, the Bank allotted 11337600 shares pursuant to the exercise of options under the approved employee stock option schemes.
6	During the quarter ended June 30, 2017, the Bank raised Additional Tier 1 Capital bonds of ₹ 8,000 crore and Tier 2 Capital bonds of ₹ 2,000 crore.
7	During the quarter ended June 30, 2017, of the total increase in gross NPAs, 60% pertained to the agricultural segment. As a prudent measure, the Bank has enhanced specific provision coverage for its non-performing agricultural advances.
8	Pursuant to RBI circular FMRD.DIRD.10/14.03.002/2015-16 dated May 19, 2016, the Bank has included its repo / reverse repo transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) with RBI under 'Borrowings from RBI' / 'Balances with RBI', as the case may be. Hitherto, these transactions were netted from / included under ‘Investments’. Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period's classification. The above change in classification has no impact on the profit of the Bank for the periods presented.
9	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on 'Basel III Capital Regulations' read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on 'Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments' requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank's website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.
10	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
11	As at June 30, 2017, the total number of branches (including extension counters) and ATM network stood at 4727 branches and 12220 ATMs respectively.
12	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period's classification.
13	₹ 10 lac = ₹ 1 million
₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : July 24, 2017	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2017

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2017, at their meeting held in Mumbai on Monday, July 24, 2017. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2017

The Bank’s total income for the quarter ended June 30, 2017 was ₹ 22,185.4 crore, up from ₹ 19,322.6 crore for the quarter ended June 30, 2016. Net revenues (net interest income plus other income) increased by 21.7% to ₹ 12,887.4 crore for the quarter ended June 30, 2017 from ₹ 10,588.1 crore in the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended June 30, 2017 grew by 20.4% to ₹ 9,370.7 crore, from ₹ 7,781.4 crore for the quarter ended June 30, 2016, driven by average loan growth of 20.7% and a core net interest margin for the quarter of 4.4%.

Other income (non-interest revenue) at ₹ 3,516.7 crore was 27.3% of the net revenues for the quarter ended June 30, 2017 and grew by 25.3% over ₹ 2,806.6 crore in the corresponding quarter ended June 30, 2016. The four components of other income for the quarter ended June 30, 2017 were fees & commissions of ₹ 2,578.1 crore (₹ 1,977.9 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 296.8 crore (₹ 314.5 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹ 331.4 crore (₹ 276.9 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 310.3 crore (₹ 237.4 crore for the corresponding quarter of the previous year).

Operating expenses for the quarter ended June 30, 2017 were ₹ 5,367.5 crore, an increase of 12.6% over ₹ 4,768.9 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was at 42.7% as against 46.2% for the corresponding quarter ended June 30, 2016.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

Provisions and contingencies for the quarter ended June 30, 2017 were ₹ 1,558.8 crore (consisting of specific loan loss provisions ₹ 1,343.2 crore, general provisions ₹ 206.3 crore and other provisions ₹ 9.3 crore) as against ₹ 866.7 crore (consisting of specific loan loss provisions ₹ 832.3 crore, general provisions of ₹ 1.1 crore and other provisions ₹ 33.3 crore) for the corresponding quarter ended June 30, 2016. General provisions include additional provisions of ₹ 121.1 crore for standard advances to stressed sectors. Profit before tax was up 20.4% to ₹ 5,961.2 crore. After providing ₹ 2,067.3 crore for taxation, the Bank earned a net profit of ₹ 3,893.8 crore, an increase of 20.2% over the quarter ended June 30, 2016.

Balance Sheet: As of June 30, 2017

Total balance sheet size as of June 30, 2017 was ₹ 895,653 crore as against ₹ 755,631 crore as of June 30, 2016.

Total deposits as of June 30, 2017 were ₹ 671,376 crore, an increase of 17.0% over June 30, 2016. CASA deposits saw healthy growth with savings account deposits growing by 26.5% over the previous year to reach ₹ 193,105 crore and current account deposits growing by 34.1% over the previous year to reach ₹ 102,030 crore. Time deposits were at ₹ 376,241 crore, an increase of 9.1% over the previous year, resulting in CASA deposits comprising 44.0% of total deposits as on June 30, 2017.

Advances as of June 30, 2017 were ₹ 580,976 crore, an increase of 23.4% over June 30, 2016. As per regulatory [Basel 2] segment classification, retail loans grew by 21.9% and wholesale loans grew by 25.5% (as per internal business classification, the growth was 19.2% and 33.8% respectively). The loan mix between retail:wholesale was 54:46.

Capital Adequacy:

During the quarter ended June 30, 2017, the Bank raised Additional Tier 1 Capital Bonds of ₹ 8,000 crore and Tier 2 Bonds of ₹ 2,000 crore. The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 15.6% as on June 30, 2017 (15.5% as on June 30, 2016) as against a regulatory requirement of 10.25% including Capital Conservation Buffer of 1.25%. Tier-I CAR was at 13.6% as of June 30, 2017 compared to 13.3% as on June 30, 2016. Risk-weighted Assets were ₹ 690,370 crore (₹ 551,676 crore as on June 30, 2016).

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

NETWORK

As of June 30, 2017, the Bank’s distribution network was at 4,727 branches and 12,220 ATMs across 2,666 cities / towns as against 4,541 branches and 12,013 ATMs across 2,593 cities / towns as of June 30, 2016. Of the total branches, 52% are in semi-urban and rural areas.

ASSET QUALITY

Gross non-performing assets were at 1.24% of gross advances as on June 30, 2017, as against 1.05% as on March 31, 2017, and 1.04% as on June 30, 2016. During the quarter ended June 30, 2017, of the total increase in gross NPAs, 60% pertained to the agricultural segment. Recoveries from agricultural advances were impacted during the quarter by borrower expectations of farm loan waivers arising out of policy announcements in certain states. These loan waiver policies are in the process of being finalised and implemented. As a prudent measure, the Bank has enhanced specific provision coverage for its non-performing agricultural advances. Net non-performing assets were at 0.4% of net advances as on June 30, 2017.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai – 400 013.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 – 22 – 6652 1308 (D) / 6652 1000 (B)

Fax: 91 – 22 – 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 – 22 – 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com